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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          ---------------------------

                                SCHEDULE 14D-1
                               (AMENDMENT NO. 4)
                               (FINAL AMENDMENT)
                            TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          ---------------------------

                             CITIZENS CORPORATION
                           (Name of Subject Company)

                        ALLMERICA FINANCIAL CORPORATION
                       CITIZENS ACQUISITION CORPORATION
                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)
                                01-174533 10 9
                     (CUSIP Number of Class of Securities)

                              JOHN F. KELLY, ESQ.
                              440 LINCOLN STREET
                        WORCESTER, MASSACHUSETTS  01653
                                (508) 855-1000
                     (Name of Person Authorized to Receive
                         Notices on Behalf of Bidders)

                                   Copy to:
                            LAUREN I. NORTON, ESQ.
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS  02110
                                (617) 951-7000

                           CALCULATION OF FILING FEE

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
          Transaction Value*                      Amount of Filing Fee
-------------------------------------------------------------------------------
           $195,938,925.00                              $39,187.79
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 5,892,900 shares of common stock, par value $.01 per share, of Citizens Corporation at $33.25 net in cash per share, which represents all outstanding shares at October 30, 1998 not owned directly or indirectly by the persons filing this statement. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $39,187.79                    Filing Parties:  Allmerica Financial Corporation and
                                                                        Citizens Acquisition Corporation
Form or Registration No.:  Schedule 14D-1 and          Date Filed:      November 2, 1998 and November 17, 1998
                           Amendment No. 2 thereto

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

                                SCHEDULE 14D-1

----------------------
CUSIP NO. 01-174533109
----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: ALLMERICA FINANCIAL CORPORATION
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3263626


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
 2                                                              (A) [X]
                                                                (B) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK, WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(E) or 2(F)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
 7
      34,786,365

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
 8    (SEE INSTRUCTIONS):
                                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
 9
      99.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
10
      HC
------------------------------------------------------------------------------

                                SCHEDULE 14D-1

----------------------
CUSIP NO. 01-174533109
----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: CITIZENS ACQUISITION CORPORATION
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: NONE



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
 2                                                              (A) [X]
                                                                (B) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK, AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(E) or 2(F)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
 7
      34,786,365

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
 8    (SEE INSTRUCTIONS):
                                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
 9
      99.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
10
      GM
------------------------------------------------------------------------------

                                 INTRODUCTION

     Allmerica Financial Corporation ("AFC") and Citizens Acquisition Corporation (the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on November 2, 1998, as amended, with respect to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation ("Citizens") that AFC does not already own. This Amendment No. 4 to the Schedule 14D-1, constituting the Final Amendment to the Schedule 14D-1 pursuant to Instruction D to Schedule 14D-1, also constitutes the Statement on Schedule 13D of AFC and the Purchaser. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein but not defined are used as defined in the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

     On December 3, 1998, AFC issued a press release, a copy of which is included as exhibit (a)(10) hereto, and the information contained therein is incorporated by reference.

ITEM 7. CONTRACTS. ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     Item 7 is hereby amended and supplemented by adding thereto the following:

     By executing the Letter of Transmittal or the Revised Letter of Transmittal, each tendering shareholder has appointed designees of AFC and the Purchaser as such shareholder's proxies with respect to the tendered Shares. All such proxies became effective as of Purchaser's acceptance for payment of the Shares tendered in response to the Offer. Such proxies are irrevocable and coupled with an interest in the tendered Shares.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is amended and supplemented to add the following exhibit:

         (a)(10)  Press release dated December 3, 1998.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  December 3, 1998        ALLMERICA FINANCIAL CORPORATION


                                By: /s/ Edward J. Parry, III
                                   -------------------------------------
                                    Name: Edward J. Parry, III
                                    Title: Vice President, Treasurer and
                                           Chief Financial Officer


                                CITIZENS ACQUISITION CORPORATION


                                By: /s/ Edward J. Parry, III
                                   ---------------------------------------
                                    Name: Edward J. Parry, III
                                    Title: President and Treasurer

                                 EXHIBIT INDEX

                                    EXHIBITS
                                    --------

         (a)(10)  Press release dated December 3, 1998.